SECURITIES AND EXCHANGE COMMISISON
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 4)

                              DATATEC SYSTEMS, INC.

                                (Name of issuer)

                     Common Stock, $001 par value per share

                         ( Title of class of securities)

                                   238128 10 2

                                 (CUSIP number)

                              CHRISTOPHER J. CAREY
                               450 Claremont Road
                         Bernardsville, New Jersey 07924
                                 (908) 630-9003

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                   May 2, 2000

             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement in Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the  following  box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 6 Pages)
                             Exhibit Index on Page 6

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the NOTES).

          CUSIP No. 238128 10 2          13D          Page 2 of 6 Pages

================================================================================

1    NAME OF  REPORTING  PERSONS  S.S.  OR I.R.S.  IDENTIFICATION  NOS. OF ABOVE
     PERSONS

     CHRISTOPHER J. CAREY
------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         (a) [ ]
         (b) [ ]
------------------------------------------------------
3    SEC USE ONLY
------------------------------------------------------
4    SOURCE OF FUNDS*
     OO
------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED  PURSUANT TO ITEM 2(d) OR 2(e)       [ ]
------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
     USA
------------------------------------------------------

                                         7        SOLE VOTING POWER
                                                  298,201(1)(2)
                                                  ------------------------------

                                         8        SHARED VOTING POWER
NUMBER OF                                         45,000(1)
SHARES BE-                                        ------------------------------
NEFICIALLY
OWNED BY                                 9        SOLE DISPOSITIVE POWER
EACH REPORTING                                    298,201(1)(2)
PERSON WITH                                       ------------------------------

                                         10       SHARED DISPOSITIVE POWER
                                                  45,000(1)
                                                  ------------------------------

------------------------------------------------------

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     343,201(1)(2)
------------------------------------------------------

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES* [ ]
------------------------------------------------------

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.09%
------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) Includes (i) 45,000 shares held by a limited liability company of which Mr. Carey is a member, (ii) 55,000 shares held by the Carey Charitable Remainder Trust, and (iii) 50,000 shares held by the Carey Family Foundation. Mr. Christopher Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife, and shares held by the Charitable Remainder Trust of which his wife is Trustee.

(2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, as to which shares Mr. Carey disclaims beneficial ownership.

        CUSIP No. 238128 10 2          13D            Page 3 of 6 Pages


This Amendment No. 4 amends the Schedule 13D dated October 31, 1996, (the "Schedule 13D"), Amendment No. 1 thereto dated September 21, 1998, Amendment No. 2 thereto dated February 29, 2000 and Amendment No. 3 dated March 10, 2000 filed by Christopher J. Carey ("Mr. Carey"), Amy Carey GRAT and Christopher Carey GRAT. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D. Only those items amended hereby are included herein.

                          Item 1. SECURITY AND ISSUER.

This statement relates to shares (the "Shares") of the common stock, par value $.001 per share ("Common Stock"), of Datatec Systems, Inc., formerly known as Glasgal Communications, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 23 Madison Road, Fairfield, New Jersey 07004.

                        Item 2. IDENTITY AND BACKGROUND.

     (b) The principal business address of each Reporting Person is c/o Christopher J. Carey, 450 Claremont Road, Bernardsville, NJ 07924.

     (c) Mr. Carey resigned his positions as President and as a director of the Issuer in Spring, 2000. He is not currently employed.

                         Item 4. PURPOSE OF TRANSACTION.

The Reporting Persons may sell part or all of their Shares at any time and from time to time in open market and/or privately negotiated transactions.

                  Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 31,274,064 shares of the Issuer's Common Stock outstanding as of January 31, 2000. Mr. Carey currently beneficially owns 343,201(1)(2) shares of the Issuer's Common Stock representing approximately 1.09% of the shares of the Issuer's Common Stock issued and outstanding as of January 31,2000. As of the date hereof, the Carey Charitable Remainder Trust beneficially owns 55,000 shares and the Carey Family Foundation, Inc. owns 50,000 shares of the Issuer's

Common Stock, representing less than 1% of the Issuer's Common Stock issued and outstanding as of such date.

     ----------
          (1) Includes (i) 45,000 shares held by a limited liability company of which Mr. Carey is a member, (ii) 55,000 shares held by the Carey Charitable Remainder Trust, and (iii) 50,000 shares held by the Carey Family Foundation, Inc. Mr. Carey has full voting and dispositive power over all such shares, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife, and shares held by the Charitable Remainder Trust of which his wife is Trustee.

          (2) Excludes 118,518 shares beneficially owned by Mr. Carey's wife, Mary Carey, as to which shares Mr. Carey disclaims beneficial ownership.
     ----------


     (b) Mr. Carey currently has the sole power to vote and dispose of all of the shares of the Issuer's Common Stock referred to in paragraph (a) above, except shares held by the limited liability company, as to which he shares voting and dispositive power with his wife, and shares held by the Carey Family Foundation, Inc. of which his wife is Trustee.

     (c) The following table sets forth the transactions in Shares by Mr. Carey from and after March 17, 2000. Unless otherwise indicated, all such transactions took place on the Nasdaq Small-Cap Market.

        CUSIP No. 238128 10 2           13D            Page 4 of 6 Pages


                                     Average
                Shares of         Sale Price Per
                Common Stock          Share             Date of Sale


                        For Benefit of Christopher Carey

           31,000                     $11.96              March 20, 2000

           53,800                     $12.20              March 21, 2000

           33,800                     $12.11              March 22, 2000

           11,000                     $13.09              March 24, 2000

           30,000                     $10.57              April 7, 2000

            2,000                     $ 7.50              April 18, 2000

              300                     $ 8.00              April 20, 2000

           30,000                     $ 7.99              April 25, 2000

           27,000                     $ 7.44              April 26, 2000

           29,000                     $ 6.69              April 27, 2000

            5,000                     $ 8.52              April 28, 2000

           38,000                     $ 7.56              May 1, 2000

           30,000                     $ 7.35              May 2, 2000

           30,000                     $ 8.16              May 3, 2000

           35,000                     $ 8.85              May 4, 2000

           25,000                     $ 8.46              May 5, 2000

           30,000                     $ 7.78              May 8, 2000

           35,000                     $ 7.42              May 9, 2000

           25,000                     $ 7.65              May 10, 2000

           20,000                     $ 6.95              May 11, 2000

           30,000                     $ 6.79              May 12, 2000

           30,000                     $ 6.95              May 15, 2000

           30,000                     $ 7.49              May 16, 2000

           30,000                     $ 7.05              May 17, 2000

           30,000                     $ 6.83              May 18, 2000

           30,000                     $ 6.80              May 19, 2000

           30,000                     $ 6.22              May 22, 2000

           31,000                     $ 6.07              May 23, 2000

           30,000                     $ 5.63              May 24, 2000

           30,000                     $ 5.59              May 25, 2000

           26,000                     $ 5.11              May 26, 2000

           30,000                     $ 4.64              May 30, 2000

           32,000                     $ 5.40              *June 2, 2000

           68,000                     $ 5.51              *June 5, 2000

           51,100                     $ 6.21              *June 6, 2000

           62,500                     $ 7.21              *June 7, 2000

           39,500                     $ 7.08              June 8, 2000

           40,000                     $ 6.83              June 9, 2000

           40,000                     $ 6.52              June 12, 2000

           40,000                     $ 5.99              June 13, 2000

           40,000                     $ 6.15              June 14, 2000

           42,500                     $ 5.67              June 15, 2000

           10,000                     $ 6.75              June 22, 2000

           17,500                     $ 6.71              June 23, 2000

           38,000                     $ 6.12              June 27, 2000

           43,500                     $ 6.10              June 28, 2000

            2,500                     $ 5.60              June 30, 2000

           36,500                     $ 5.62              July 5, 2000

           43,500                     $ 6.01              July 6, 2000

           39,000                     $ 6.21              July 7, 2000

           47,591                     $ 5.59              July 10, 2000

            8,800                     $ 5.67              July 11, 2000

                          For Benefit of Amy Carey GRAT

           10,000                     $ 6.90              June 8, 2000

           10,000                     $ 6.89              June 9, 2000

           10,000                     $ 6.65              June 12, 2000

           10,000                     $ 6.12              June 13, 2000

           10,000                     $ 6.15              June 14, 2000

           10,000                     $ 5.67              June 15, 2000

           10,000                     $ 6.48              June 23, 2000

           10,000                     $ 5.98              June 29, 2000

           16,296                     $ 6.00              July 7, 2000

                      For Benefit of Christopher Carey GRAT

           10,000                     $ 6.90              June 8, 2000

           10,000                     $ 6.89              June 9, 2000

           10,000                     $ 6.65              June 12, 2000

           10,000                     $ 6.12              June 13, 2000

           10,000                     $ 6.15              June 14, 2000

           10,000                     $ 6.90              June 15, 2000

           10,000                     $ 6.93              June 23, 2000

           10,000                     $ 6.65              June 29, 2000

             9,296                    $ 6.08              July 7, 2000

             7,000                    $ 6.14              July 10, 2000

                 For Benefit of Carey Charitable Remainder Trust

            40,000                    $ 6.58              June 26, 2000

             5,000                    $ 5.70              July 11, 2000

                  For Benefit of Carey Family Foundation, Inc.

             2,000                    $ 6.63              June 26, 2000

            20,000                    $ 6.60              June 29, 2000

            28,000                    $ 6.21              June 30, 2000

                                   SIGNATURES

     After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                              Dated: July 17, 2000


                              /S/ CHRISTOPHER CAREY
                          -----------------------------
                                CHRISTOPHER CAREY

                                 AMY CAREY GRAT



                          By:
                              /S/ CHRISTOPHER CAREY
                          -----------------------------
                           Christopher Carey, Trustee

                             CHRISTOPHER CAREY GRAT



                          By:
                              /S/ CHRISTOPHER CAREY
                          -----------------------------
                           Christopher Carey, Trustee